SAN TELMO ENERGY LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JULY 31, 2005 AND 2004

(These interim consolidated financial statements have not been reviewed or audited by the external auditors)

NOTES TO U.S. READERS

These interim consolidated financial statements have been prepared according to Canadian GAAP. For U.S. GAAP reconciliation please refer to the audited consolidated financial statements for the years ended April 30, 2005 and 2004.

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED – PREPARED BY MANAGEMENT)

ASSETS	At July 31, 2005	At April 30, 2005
CURRENT Cash	$ 1,078,650	$ 58,474
Accounts receivable	960,503	1,219,047
Prepaid expenses	121,147	161,748
Income taxes receivable	382,841	293,623
	2,543,141	1,732,892
EQUIPMENT (Note 3)	38,359	38,769
OIL AND GAS PROPERTIES (Note 4 and schedule 1)	7,988,499	7,481,375
	$ 10,569,999	$ 9,253,036
LIABILITIES
CURRENT Bank indebtedness (Note 5)	$ 2,300,000	$ 2,124,106
Accounts payable and accrued liabilities	2,151,681	1,490,293
GST payable	52,920	73,639
Due to related parties (Note 8)	13,151	11,773
	4,517,752	3,699,811
Site restoration obligations	176,086	172,662
	4,693,838	3,872,473
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 7)	10,414,878	10,414,878
CONTRIBUTED SURPLUS (Note 7)	2,963,750	2,536,500
DEFICIT	(7,502,467)	(7,570,815)
	5,876,161	5,380,563
	$ 10,569,999	$ 9,253,036

Commitments – Notes 4 and 7

APPROVED BY THE DIRECTORS:

SAN TELMO ENERGY LTD. CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
FOR THE PERIODS ENDED JULY 31, 2005 AND 2004
(UNAUDITED – PREPARED BY MANAGEMENT)
	3 months ended July 31, 2005	3 months ended July 31, 2004
REVENUE Sales, net of royalties	$ 1,787,248	$ 929,399
OPERATING EXPENSES Depletion	498,717	375,190
Site restoration	6,310	-
Production	312,326	191,348
Transportation	117,683	44,579
	935,036	611,117
GROSS OPERATING INCOME	852,212	318,282
EXPENSES Amortization	2,435	1,894
Business promotion and development	28,768	10,902
Consulting fees (Note 8)	47,817	49,505
Directors’ fees (Note 8)	22,500	-
Filing fees	727	7,396
Interest and bank charges	28,125	11,103
Interest on long term debt	-	18,148
Insurance	18,735	48,000
Investor relations and shareholder information	42,376	38,508
Loss (gain) on foreign exchange	(725)	(4,677)
Management fees (Note 8)	32,490	41,490
Office and miscellaneous	11,496	11,025
Professional fees (Note 8)	29,476	19,422
Rent (Note 8)	20,378	19,524
Stock-based compensation	427,250	285,775
Telephone	2,589	1,528
Transfer agent fees	1,283	1,921
Travel	31,719	-
Wages	36,425	10,758
	783,864	572,222
NET INCOME (LOSS) FOR THE PERIOD	68,348	(253,940)
DEFICIT, BEGINNING OF PERIOD	(7,570,815)	(5,878,625)
DEFICIT, END OF PERIOD	$ (7,502,467)	$ (6,132,565)
Basic income (loss) per share	$ 0.0015	$ (0.006)
Diluted income (loss) per share	$ 0.0014	$ (0.006)
Weighted average number of shares	44,768,502	42,193,719

SEE ACCOMPANYING NOTES

SAN TELMO ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JULY 31, 2005 AND 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

	3 months ended July 31,	3 months ended July 31,
	2005	2004
OPERATING ACTIVITIES Net income (loss) for the period	$ 68,348	$ (253,940)
Add (deduct) items not involving cash: Amortization	2,435	1,894
Computer software written off	-	43
Depletion	498,717	375,190
Non cash stock based compensation charges	427,250	285,775
	996,750	408,962
Changes in non-cash working capital items: GST receivable	(20,719)	140,817
Accounts receivable	258,544	(411,617)
Prepaid expenses	40,601	(14,162)
Accounts payable and accrued liabilities	667,699	(738,066)
Due to related parties	1,378	(2,944)
Income taxes receivable	(89,218)	-
	1,855,035	(617,010)
FINANCING ACTIVITIES Bank indebtedness	175,894	383,332
Shares issued for cash	-	1,134,000
	175,894	1,517,332
INVESTING ACTIVITIES Oil and gas properties costs	(1,008,728)	(689,723)
Acquisition of equipment	(2,025)	(6,348)
	(1,010,753)	(696,071)
INCREASE IN CASH	1,020,176	204,251
CASH, BEGINNING OF PERIOD	58,474	66,733
CASH, END OF PERIOD	$ 1,078,650	$ 70,984
Supplemental disclosure of cash flow information: Cash paid for: Interest	$ 27,827	$ 27,199
Income taxes	$ -	$ -

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2005 AND 2004

(Stated in Canadian dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE OF OPERATIONS

The company is publicly traded on the TSX Venture Exchange and the OTC Bulletin Board.

At July 31 2005, the Company, directly and through joint ventures, is in the process of exploring its oil and gas properties located in Alberta, Canada and it has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for oil and gas properties are dependant upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary finances to complete the development and upon future profitable production or proceeds from the disposition thereof.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of these consolidated financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, being prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, San Telmo Energy Inc. All significant intercompany transactions have been eliminated.

b)

Oil and Gas Properties

The company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, the company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Effective January 2004, Accounting Guideline 16 “Oil and Gas Accounting – Full Cost” requires the recognition and measurement process to assess impairment of oil and gas properties. In the recognition of impairment, the carrying value of a cost centre is compared to the undiscounted future net cash flows of that cost centre’s proved reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation. If the carrying value is greater than the value of the undiscounted future net cash flows of the proved reserves plus the cost of unproved properties excluded from the depletion calculation, then the amount of the cost centre’s potential impairment must be measured. A cost centre’s impairment loss is measured by the amount its carrying value exceeds the discounted future net cash flows of its proved and probable reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation and which contain no probable reserves. The net cash flows of a cash centre’s proved and probable reserves are discounted using a risk-free interest rate. The amount of the impairment loss is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s oil and gas properties.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Previously, future net revenues for ceiling test purposes were based on proved reserves and were not discounted. Estimated future general and administrative costs and financing charges associated with the future net revenues were deducted in arriving at the ceiling test.

c)

Site Restoration Costs

For the fiscal year beginning May 1, 2004, the Company adopted the CICA’s new section “Asset Retirement Obligations” (section 3110). This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. The Company had adopted the policy prospectively. As a result of this change in accounting policy, the Company recorded an asset retirement obligation of $172,662 as at April 30, 2005, and of $176,086 as at July 31, 2005. Prior to adopting the new standard, the Company recognized a provision for future site restoration costs over the life of the properties of $7,581 by estimating undiscounted restoration costs.

d)

Interest in Joint Venture

A substantial part of the Company’s operations are carried out through joint ventures. These financial statements reflect only the Company’s proportionate interest in such activities.

e)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

f)

Measurement Uncertainty

The amounts recorded for depletion of petroleum and natural gas properties and equipment and the provision for the future site restoration and reclamation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

g)

Equipment and Amortization

Equipment is recorded at cost, and is amortized under the declining balance method at the following rates:

Office furniture and equipment	20%
Computer hardware	30%
Computer software	100%

Further, only one-half of the amortization is taken on equipment acquired during the year.

h)

Fair Market Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties approximate fair market values because of the short-term maturity of these instruments.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

j)

Stock-based Compensation

The fair value of all share purchase options granted subsequent to April 30, 2003 is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

k)

Revenue Recognition

The revenue from the sale of petroleum and natural gas is recorded when the product is delivered to the customer and the price is determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured.

l)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operation as incurred.

m)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

n)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in the year of change.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Company has incurred mineral property exploration expenditures both in Canada and overseas. These expenditures will be available to be deducted in the determination of future taxable income. Accordingly, no tax benefit has been recognized in these consolidated financial statements on account of these losses.

o)

Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. As a result of this change of policy the Company recorded a recovery of future income taxes of $82,860 with a corresponding reduction to share capital for share issue expenses with respect to flow-through shares totaling $231,000 issued after March 19, 2004 and renounced to investors during the year ended April 30, 2005.

3.

EQUIPMENT

		July 31, 2005		April 30, 2005
	Cost	Amortization	Unamort Cost	Unamort Cost

Computer software	$ 1,074	$ 671	$ 403	$ 537
Office furniture and equipment	38,724	14,024	24,700	25,711
Computer hardware	35,349	22,093	13,256	12,521
	$ 75,147	$ 36,788	$ 38,359	$ 38,769

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

4.

OIL AND GAS PROPERTIES

	July 31, 2005	April 30, 2005
Producing Properties Mahaska	$ 388,425	$ 388,425
McLeod	1,085,226	1,083,392
Gordondale	2,076,030	1,908,152
TeePee Creek	3,517,845	3,401,160
Wells in progress	550,463	-
Asset retirement obligations	160,927	157,503
Dry Wells	1,799,612	1,770,104
Un-proven properties	1,002,597	860,238
	10,581,125	9,568,974
Less: accumulated depletion and amortization: Depletion of P&NG assets	(2,546,628)	2,047,910
Amortization of asset retirement obligations	(45,998)	39,689
	(2,592,626)	2,087,599
	$ 7,988,499	$ 7,481,375

a)

Proven Properties:

Mahaska

By an agreement dated November 4, 2002, the Company’s wholly owned subsidiary earned a 30% interest in a test well located in the Mahaska area of Alberta, Canada.

McLeod

By a farm-out agreement dated July 7, 2003, the Company drilled a well, thereby earning a 100% working interest in two leases located in Alberta, Canada. Pursuant to a Participation Agreement dated August 7, 2003, the Company granted a 30% working interest in these leases to a participant.

Gordondale

The Company acquired a 100% interest in 1¾ sections at an Alberta Crown lease sale. By a farm-out agreement dated August 7, 2003, the Company granted a 33% working interest in a drilling spacing unit to a participant. The participant earned a 26.4% working interest in one well.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

4.

OIL AND GAS PROPERTIES – continued

Teepee Creek

In December 2002, the Company purchased a 50% working interest in two sections of a P&NG lease. The Company farmed into its partner’s interest by drilling two producing wells and now owns 100% of these rights, subject to a non-convertible override. In April 2004, the Company purchased an additional 100% working interest in one section of P&NG lease.

b)

Drywells:

Timeau

By a farm-in agreement dated December 12, 2001, the Company’s wholly owned subsidiary agreed to participate in drilling the Canscot et al Timeau 6-5-64-4 well in the Province of Alberta, Canada. The farmee’s working interest in the wells ranges from 25% to 50%. The Company acquired 50% of the farmee’s interest and agreed to pay 25% of all costs incurred in drilling the well. During the year ended April 30, 2005 the Company participated in the drilling of a well for a 25% working interest, which was determined to be dry.

Whitecourt (Blueridge)

By an agreement with Capio Petroleum Corporation (“Capio”) dated February 20, 2003, the Company’s wholly owned subsidiary agreed to participate as to 50% of all of Capio’s obligations pursuant to the farm-in agreement dated February 28, 2003 entered into by Capio with other parties. In return, the Company has earned a 40% working interest in the petroleum and natural gas rights located in the Province of Alberta, Canada. During the year ended April 30, 2004 the Company participated in the drilling of a well, which is currently an uncompleted gas well.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

4.

OIL AND GAS PROPERTIES - continued

c)

Unproven Properties:

Petroleum and Natural Gas Leases (“P & NG”)

Gold Creek

During the year ended April 30, 2004, the Company acquired a 100% working interest in a P & NG lease located in Alberta, Canada.

During the year ended April 30, 2005, the Company entered into a farm-out and joint venture agreement with Rolling Thunder Exploration Ltd. This Company has the right to earn 55% working interest in the property by assuming 100% of the seismic and drilling costs before a specific date. The Company will have a gross overriding royalty of up to 15% convertible at its option to 45% working interest. The Company acquired a 50% working interest in a petroleum and natural gas lease from the Alberta Department of Energy Crown sale for a consideration of $154,489.

Boundary Lake

During the year ended April 30, 2004, the Company acquired an additional lease of land located in Alberta, Canada.

During the year ended April 30, 2005 the Company acquired an additional lease of land located in Alberta, Canada for $106,737.

During the year ended April 30, 2005, the Company entered into a farm-out and joint venture agreement with Rolling Thunder Exploration Ltd. This Company has the right to earn a 60% working interest in the property by assuming 100% of the seismic and drilling and completion costs before a specified date. The Company will have a gross overriding royalty of up to 15% convertible at its option to 40% working interest after the payout.

Mitsue and Morinville

During the year ended April 30, 2005, the Company entered in to a farm-out agreement and joint venture agreement with Rolling Thunder Exploration Ltd. This company has the right to earn 60% working interest in the property by assuming 100% of the seismic and drilling costs before a specified date. The Company will have a gross overriding royalty of up to 15% convertible at its option to a 40% working interest after payout.

Teepee Creek

During the year ended April 30, 2005, the Company acquired a 100% working interest in an additional lease of land located in Alberta, Canada for $132,337.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

4.

OIL AND GAS PROPERTIES - continued

Gordondale

During the year ended April 30, 2004, the Company acquired a 100% working interest in an additional section of land in the Gordondale property for $234,146.

5.

BANK INDEBTEDNESS

	At July 31, 2005	At April 30, 2005

Cheques issued in excess of funds on hand	$ -	$ 124,106

Pursuant to a letter of agreement, the Company obtained a revolving operating demand loan of up to $5,000,000 repayable monthly, interest only at the National Bank of Canada prime rate plus 0.5% per annum	2,300,000	2,000,000

	$ 2,300,000	$ 2,124,106

In addition, the Company has a non-revolving acquisition/development demand loan of up to $1,500,000 repayable in monthly payments over the half-life of the reserves being financed, including interest at the National Bank of Canada prime rate plus 0.75% per annum, a treasury risk line of up to $1,000,000 and a credit card limit of $25,000.

These facilities are secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all assets of the Company with a negative pledge and undertaking to provide fixed charges on the Company’s major producing petroleum properties. Other securities include the assignment/endorsement by the Company of all risk insurance, revenues and monies under material contracts, if applicable.

All obligations of the Company are repayable upon demand by the bank.

6.

LOAN PAYABLE

Pursuant to an agreement dated December 5, 2003 the Company obtained a loan of $600,000 from a shareholder and issued 37,500 shares of the Company at a deemed price of $1.60 per share. During the year ended April 30, 2005, the loan was repaid.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL

a)

Authorized

300,000,000 common shares without par value.

b)

Issued and fully paid

	Number of Shares	Amount

Balance, April 30, 2003	8,659,368	$ 6,162,140

Issued pursuant to exercise of warrants	4,082,857	1,017,200

Issued pursuant to exercise of stock options	40,000	30,000
	12,782,225	7,209,340
3 for 1 subdivision of shares effective August 15, 2003	25,564,424	-
	38,346,649	7,209,340
Issued pursuant to exercise of warrants	750,000	45,000

Issued pursuant to stock options exercised	789,000	197,250

Issued as bonus for loan obtained	37,500	60,000

Issued pursuant to private placements	1,395,304	1,568,148

Issued as finder’s fee relating to a private placement	30,049	-

Balance, April 30, 2004	41,348,502	9,079,738

Issued pursuant to warrants exercised	1,500,000	90,000

Issued pursuant to stock options exercised	300,000	75,000

Issued pursuant to private placements	1,620,000	1,134,000

Transferred from contributed surplus relating to stock options exercised	-	119,000

Recovery of future income tax asset Note 2 (o)	-	82,860

Balance, April 30, 2005 and July 31, 2005	44,768,502	$ 10,414,878

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL – continued

c)

Flow-through Shares

During the year ended April 30, 2005, the Company issued a total of 330,000 flow-through common shares for cash consideration of $231,000. The expenditures related to the use of the flow-through share proceeds were recorded in oil and gas properties, but were not available as a tax deduction to the Company as the tax benefit of these expenditures have been renounced to the investors.

d)

Shares Held In Escrow

As at July 31, 2005, 321,427 (April 30, 2004 – 528,105) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the shares consolidation) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 642,858 (after adjustment for shares consolidation) shares may be released in any twelve month period. Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.

e)

Share Purchase Warrants

As at July 31, 2005, the following warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

390,736	$2.00	December 31, 2005
1,620,000	$0.82	June 11, 2006

These warrants entitle the holders thereof the right to acquire one common share each for each warrant held.

f)

Stock Options

Stock-based Compensation Plan

The Company has granted employees and directors stock options. These options are granted in accordance with the policies of the regulatory authorities.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL – continued

A summary of the status of the stock option plan as at July 31, 2005 and 2004 and changes during the periods then ended is presented below:

	3 months to July 31, 2005		3 months to July 31, 2004
			Weighted Average
	Weighted Average
	Options	Exercise price	Options	Exercise price
Outstanding at beginning of period	3,775,000	$ 0.75	2,175,000	$ 1.20
Granted	-		1,900,000	$ 0.82
Exercised / expired	(75,000)	$ 0.25	-
Outstanding at end of period	3,700,000	$ 0.75	4,075,000	$ 1.02

As at July 31, 2005, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

600,000	$0.25	November 8, 2007
100,000	$1.95	October 31, 2008
1,100,000	$0.82	October 31, 2008
1,900,000	$0.82	May 17, 2009

During the year ended April 30, 2005, the exercise price of 1,100,000 stock options, which expire on October 31, 2008, was reduced from $1.95 per share to $0.82 per share. During the year ended April 30, 2005 the Company granted 1,900,000 share purchase options exercisable at $0.82 per share, which vest at 12.5% every three months.

These options entitle the holder thereof the right to acquire one common share for each option held.

As disclosed in Note 2(j), effective for the year ended April 30, 2004, the Company had adopted the new policy to record compensation expense on the granting of stock options. The fair value method is determined using the Black-Scholes option pricing model.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL – continued

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

	2005	2004
Risk free interest rate	3.25 to 4.00%	2.8%
Expected option life in year	4 to 5 years	5 years
Expected stock price volatility	269%	110%
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock-based compensation charges are expensed for stock options vetted with a corresponding increase to contributed surplus. Upon exercise of stock-options, consideration paid on the exercise of stock options for the purchase of stock, together with the amount previously recognized in contributed surplus is credited to share capital.

8.

RELATED PARTY TRANSACTIONS

The Company incurred the following charges by directors and officers of the Company and companies with common directors:

	July 31, 2005	July 31, 2004

Consulting fees	$ -	$ 20,000
Directors’ fees	22,500	-
Management fees	32,490	41,490
Professional fees	-	7,084
Rent	3,600	18,371
Salaries and benefits	30,000	10,000

	$ 88,590	$ 96,945

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

The amounts due to related parties are non-interest bearing, unsecured and are repayable upon demand.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

(Stated in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

9.

INCOME TAXES

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates are as follows:

	July 31, 2005	April 30, 2005
Future income tax assets: Non-capital losses carried forward	$ 1,311,385	$ 1,275,771
Resource deductions	822	92,129
Capital cost allowance	6,524	12,275
Valuation allowance for future income tax assets	(1,318,731)	(1,380,175)
Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied.

The Company has accumulated non-capital losses totaling $3,670,948 which can be utilized to offset taxable income of future years. These losses expire as follows:

2006	$ 124,812
2007	79,957
2008	103,034
2009	222,678
2010	1,489,726
2011	1,046,937
2012	489,507
2013	114,297

$ 3,670,948

The Company has accumulated Canadian and foreign exploration and development expenses and Canadian oil and gas expenses totaling $7,342,452 (April 30, 2005 - $7,809,049) available to off set taxable income of future years at various rates per year.

10.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current period presentation.

SAN TELMO ENERGY LTD.

SCHEDULE OF OIL AND GAS PROPERTIES

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2005

	Mahaska	Mcleod	Gordondale	TeePee Creek	Wells in Progress	Dry and Abandoned	Asset Retirement Obligation Costs	Unproven Properties	Accumulated depletion and Amortization	Three months ended July 31, 2005	Year ended April 30, 2005

Balance, beginning of period	$ 388,425	$1,083,392	$ 1,908,152	$3,401,160	$ -	$1,770,104	$ 157,503	$ 860,238	$ (2,087,599)	$7,481,375	$ 6,244,099

Property Acquisition Costs	-	-	-	-	28,123	608	-	142,359	-	171,090	274,499

Deferred Exploration Costs
Expl. Expenditures	-	-	-	-	16,250	-	-	-	-	16,250	97,750
Drilling	-	-	-	-	506,090	-	-	-	-	506,090	918,273
Completion costs	-	-	-	-	-	28,900	-	-	-	28,900	45,312
Facilities	-	1,834	167,878	116,685	-	-	-	-	-	286,397	1,549,384
Reclass. of costs	-	-	-	-	-	-	-	-	-	-
	-	1,834	167,878	116,685	522,340	28,900	-	-	-	837,637	2,610,719

Asset Ritement costs net present value of obligation	-	-	-	-	-	-	3,424	-	-	3,424	149,922
Accretion of discount current period amort of asset retirement obligation costs	-	-	-	-	-	-	-	-	(6,310)	(6,310)	(39,688)
	388,425	1,085,226	2,076,030	3,517,845	550,463	1,799,612	160,927	1,002,597	(2,093,909)	8,487,216	9,239,551

Current year’s depletion of producing resource properties	-	-	-	-	-	-	-	-	(498,717)	(498,717)	(1,758,176)

Balance, end of the period	$388,425	$1,085,226	$2,076,030	$3,517,845	$550,463	$1,799,612	$160,927	$1,002,597	$(2,592,626)	$7,988,499	$7,481,375

SEE ACCOMPNYING NOTES